SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Prudential plc
--------------------

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a total of 500,000 ordinary shares of 5 pence each ("Shares") to be admitted to the Official List.

These Shares are being reserved under a block listing and will be issued as a result of exercising of future share options pursuant to the following share scheme:

Schemes	Shares
Prudential International Savings-Related Share Option Scheme for Non-Employees	500,000

The admission date for these Shares is expected to be Friday 13 November 2020. When issued, these Shares will rank pari passu with the existing ordinary shares.

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Name of contact and telephone number for queries

Chris Worlock, Company Secretarial Assistant, 07989 218196

Name of duly authorised officer of issuer responsible for making notification
Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

Date of notification
12 November 2020

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 November 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary